

August 30, 2013

Thomas J. Baldwin
Chief Executive Officer
ROI Acquisition Corporation II
601 Lexington Avenue, 51st Floor
New York, New York 10022

Re: ROI Acquisition Corporation II
Registration Statement on Form S-1
Filed August 20, 2013
File No. 333-190721

Dear Mr. Baldwin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Summary, page 1
The Offering, page 8

2.   We note your responses and revised related disclosure to comments 3 and 8. Please
        further revise to briefly provide the rationale for the unit warrant structure you have
        chosen within the "Exercisability" subsection of your summary.

Risk Factors, page 26
Because of our limited resources and the significant competition…our public stockholders
may receive only approximately $10.00 per share, less taxes payable, on our redemption, and
our warrants will expire worthless., page 31

3.   Please revise the body of your risk factor to indicate the nature of the taxes payable
        by the public stockholders.

Sources of target businesses, page 80

4.   We note your statement on page 81, and elsewhere in your prospectus, that "at the
        closing of [y]our initial business combination [you] may pay a customary financial
        advisory fee to a third party and [y]our sponsor, in an amount that, together
        constitutes a market standard financial advisory for comparable transactions." Please
        revise to clarify, if true, that this is an additional fee to the finder's fee, and whether
        this fee is paid out of the funds held in the trust account. Please indicate under what
        circumstances you would pay this fee.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney, at 202-551-3436, Paul Fischer, Attorney Adviser, at 202-551-3415, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

Cc: Joel Rubinstein, Esq.